UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

25 June 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo PLC – Change to Board of Directors
Dated 25 June 2020

25 June 2020

Diageo plc announces change to its Board of Directors

Diageo announces the appointment of Melissa Bethell as a Non-Executive Director, effective on 30 June 2020. Melissa will also join the Audit, Nomination and Remuneration Committees on appointment.

Melissa is the Managing Partner of Atairos Europe, an investment firm backed by Comcast NBC Universal.  Melissa was previously at Bain Capital, the global private equity firm, for over 18 years, where she performed various roles, latterly as a Senior Advisor, and previously including Managing Director, Private Equity.  She was also a member of the Bain Capital senior leadership team responsible for strategy setting, fundraising and portfolio management.  Before joining Bain Capital, Melissa worked as an analyst in the Fixed Income Capital Markets group at Goldman Sachs.

Melissa is currently a non-executive director of Tesco plc (TSCO.L) and of Exor (EXO.MI), a listed holding company for the Agnelli family.  She was non-executive director of Atento (ATTO) until November 2018.

Melissa was born in Taiwan, educated in the United States and is now a British citizen resident in the UK.  Melissa received a BA in Economics and Political Science from Stanford University and an MBA from Harvard Business School.

Javier Ferrán, Chairman, Diageo plc said:
"I am delighted to welcome Melissa to the Diageo Board.  I am confident that, with her background and broad range of experience, she will bring unique insight and expertise to the Board's deliberations, which will benefit the Board and the business as we progress to achieving our ambition to become one of the most trusted and respected consumer products companies in the world.  I very much look forward to working with Melissa and benefiting from her contribution to the Board."

In accordance with Listing Rule 9.6.15, Diageo confirms that there are no further details to be disclosed pursuant to Listing Rule 9.6.13.

ENDS

For further information please contact:

Investor Relations: Andy Ryan	Media Relations: Jessica Rouleau
+44 (0) 7803 854 842	+44 (0) 7925 642 561
investor.relations@diageo.com	press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 25 June 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary